UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                               Sparta Foods, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    846573301
                                 (CUSIP Number)


  David Kastelic, Associate General Counsel, Cenex Harvest States Cooperatives
             5500 Cenex Drive, Inver Grove Heights, Minnesota 55077
                                 (651) 306-3712
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP NO. 846573301                              SCHEDULE 13D
-----------------------


------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
              Cenex Harvest States Cooperatives
------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                              (b) [ ]
------------------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS
              WC
------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                      [   ]
------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
------------------------------------------------------------------------------------------
                                       7  SOLE VOTING POWER            3,662,156 (1)
                NUMBER OF
                 SHARES                ---------------------------------------------------
              BENEFICIALLY             8  SHARED VOTING POWER          3,662,156 (1)
                OWNED BY
                  EACH                 ---------------------------------------------------
                REPORTING              9  SOLE DISPOSITIVE POWER       3,662,156 (1)
                 PERSON
                  WITH                 ---------------------------------------------------
                                       10 SHARED DISPOSITIVE POWER     0

------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,169,156 (1)(2)
------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.3% (based on 10,278,916 shares outstanding on December 31,
              1999, calculated pursuant to Rule 13d-3(d)(1)) (1) (2)
------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
              CO
------------------------------------------------------------------------------------------

(1)      Includes (i) 92,500 shares of Issuer's Common Stock beneficially owned,
         (ii) 1,515,152 shares of Issuer's Common Stock issuable upon conversion of 2,500 shares of Preferred Stock, (iii) 9,000 shares of Issuer's Common Stock issuable within 60 days of the date hereof upon exercise of the vested portion of an option to purchase 15,000 shares of Issuer's Common Stock held by John D. Johnson, President and General Manager of Cenex Harvest States, and (iv) 2,045,504 shares of Issuer's Common Stock subject to an option to purchase on the happening of certain contingencies set forth in Section 6.10 of the Agreement of Merger described in Item 4.

(2) 1,507,000 shares of Issuer's Common Stock subject to Voting and Proxy Agreements described in Item 4.

Nothing herein shall be deemed to be an admission by Cenex Harvest States as to the beneficial ownership of any of Issuer's Common Stock that is subject to the Option or the Voting and Proxy Agreements, and Cenex Harvest States disclaims beneficial ownership such shares.

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D


         This Amendment No. 4 amends the Schedule 13D filed February 6, 1998 (as previously amended) of Cenex Harvest States Cooperatives, a Minnesota corporation ("Cenex Harvest States") with respect to the common stock ("Issuer's Common Stock") of Sparta Foods, Inc., a Minnesota corporation (the "Issuer"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 2.   Identity and Background

         (a - f) On December 3, 1999, Cenex Harvest States elected directors. The following list sets forth the name and address of each current director:

                NAME                                                       ADDRESS
-------------------------------------     --------------------------------------------------------------------------
Bruce Anderson                            13500 - 42nd Street NE, Glenburn, North Dakota 58740-9564

Robert Bass                               South 2276 Highway K, Reedsburg, Wisconsin 53959

Steven Burnet                             94669 Monkland Lane, Moro, Oregon 97039-9705

Curt Eischens                             RR 1, Box 59, Minneota, Minnesota 56264

Robert Elliott                            324 Hillcrest, Alliance, Nebraska 69301

Robert Grabarski                          1770 Highway 21, Arkdale, Wisconsin 54613

Jerry Hasnedl                             Route 1, Box 39, St. Hilaire, Minnesota 56754

Glen Keppy                                21316 - 155th Avenue, Davenport, Iowa 52804

James Kile                                508 West Bell Lane, St. John, Washington 99171

Gerald Kuster                             780 - 1st Avenue Northeast, Reynolds, North Dakota 58275-9742

Leonard Larsen                            5128 - 11th Avenue North, Granville, North Dakota 58741-9595

Richard Owen                              P.O. Box 129, Geraldine, Montana 59446

Duane Stenzel                             RR 2, Box 173, Wells, Minnesota 56097

Michael Toelle                            RR 1, Box 190, Browns Valley, Minnesota 56219

Richard Traphagen                         39555 - 124th Street, Columbia, South Dakota 57433

Merlin Van Walleghen                      24106 - 408th Avenue, Letcher, South Dakota 57359-6021

Elroy Webster                             Route 2, Box 123, Nicollet, Minnesota 56074

Each director is an agricultural producer and is self-employed.

         During the last five years, to the best knowledge of Cenex Harvest States, no director has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each director is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

         Any shares purchased pursuant to the exercise of an option to purchase Issuer's Common Stock upon certain contingencies described in Item 4 would be made from working capital. The aggregate purchase price of such shares is $2,884,161, or $1.41 per share, subject to adjustment as provided in Section
6.10 of the Merger Agreement.

Item 4.   Purpose of Transaction.

         Cenex Harvest States has previously purchased shares of Issuer's Preferred Stock (convertible into Issuer's Common Stock) pursuant to a Stock Purchase Agreement dated February 24, 1998, and an additional 92,500 shares of Issuer's Common Stock on the open market.

         On December 31, 1999, the Issuer, Cenex Harvest States and SF Acquisition Corp. ("Buyer Subsidiary"), a wholly owned subsidiary of Cenex Harvest States, entered into an Agreement of Merger ("Merger Agreement") pursuant to which Buyer Subsidiary would merge with and into the Issuer (the "Merger"), and each issued and outstanding share of Issuer's Common Stock (other than that owned by Cenex Harvest States) would be converted into the right to receive $1.41 in cash (the "Merger Consideration"). Pursuant to Section 6.10 of the Merger Agreement, the Issuer granted to Cenex Harvest States an option (the "Option") to purchase Issuer's Common Stock. Certain Voting and Proxy Agreements (the "Voting and Proxy Agreements") were executed prior to the signing of the Merger Agreement between Cenex Harvest States and each of the following the Issuer stockholders: Larry P. Arnold, A. Merrill Ayers, Joel P. Bachul, Thomas
F. Baker, William J. Benzick, Donald J. Brattain, Craig S. Cram, Edward K. Jorgenson and Michael J. Kozlak. The Option and the Voting and Proxy Agreements were an inducement to Cenex Harvest States to enter into the Merger Agreement. Consummation of the Merger is subject to certain conditions and is subject to termination in certain events.

         Pursuant to the Option, the Issuer granted Cenex Harvest States the right to purchase at an exercise price equal to the Merger Consideration, subject to adjustment as provided in the Merger Agreement, up to 2,045,504 shares of Issuer Common Stock. The Option is not exercisable until certain events specified therein occur: (i) the termination of the Merger Agreement by the Company's Board of Directors in order to enter into an agreement with respect to a Superior Proposal, as such term is defined in the Merger Agreement;
(ii) the Merger is not approved by the Company's Stockholders and a Third Party Transaction, as such term is defined in the Merger Agreement, announced within 18 months after such termination is subsequently consummated, (iii) (A) the Merger Agreement is terminated (x) by any party after June 30, 2000 other than a termination after Buyer is in material breach of the Merger Agreement, or (y) by Cenex Harvest States due to a material breach hereof by the Issuer, and (B) a Third-Party Transaction announced within 12 months after such termination is subsequently consummated or (d) any person other than Cenex Harvest States or its affiliates commences a tender offer within the meaning of Rule 14d-2 under the Securities and Exchange Act of 1934 for 15% or more of the Company's outstanding shares.

         Pursuant to the Voting and Proxy Agreements, each of the persons listed above has agreed to vote all of such person's shares of the Issuer's Common Stock that such person has the power to vote in favor of approval of the Merger Agreement and against any acquisition proposal or transaction with a party other than Cenex Harvest States, and has executed an irrevocable proxy granting Cenex Harvest States the right to vote in accordance with such Voting and Proxy Agreement.

         The purpose of the transactions described in this Item 4 is to facilitate approval and consummation of the Merger. Other than in connection with the Merger, Cenex Harvest States has no plans or proposals which relate to or would result in any of the matters listed in paragraphs (a) through (j) of
Item 4 of Schedule 13D. Copies of the Merger Agreement and form of the Voting and Proxy Agreement are included as exhibits and are incorporated herein by reference. The foregoing description of such agreements is qualified in its entirety by reference to such exhibits.

Item 5.   Interest in Securities of the Issuer.

         (a) As of December 31, 1999, Cenex Harvest States beneficially owned 92,500 shares of Issuer's Common Stock and had the right to acquire an additional 1,515,512 shares of Issuer's Common Stock upon conversion of 2,500 shares of Issuer's Preferred Stock. In addition, 9,000 shares of Issuer's Common Stock were issuable within 60 days of the date hereof upon exercise of the vested portion of an option to purchase 15,000 shares of Issuer's Common Stock held by John D. Johnson, President and General Manager of Cenex Harvest States.

         Although the Option does not allow Cenex Harvest States to purchase any shares pursuant thereto unless the conditions to exercise occur, assuming for purposes of this Item 5 that such conditions are satisfied, Cenex Harvest States would be entitled to purchase 2,045,504 shares of Issuer's Common Stock pursuant to the Option. Notwithstanding this, if an exercise of the Option would otherwise produce a gain in excess of (i) $1,000,000 minus (ii) any termination fee paid, then the exercise of the Option would be effective only as to the number of shares which produce a gain in such amount. Until such conditions are satisfied, Cenex Harvest States does not have the right to acquire the shares and does not posses voting or dispositive power under the Option. If such conditions are satisfied and Cenex Harvest States exercises the Option, it will have sole voting and dispositive power with respect to such shares.

         Cenex Harvest States may be deemed to be the beneficial owner of 1,507,000 shares of Issuer's Common Stock covered by the Voting and Proxy Agreements.

         The aggregate of such 5,169,156 shares would represent approximately 37.3% of the Issuer's Common Stock (based on the number of shares of the Issuer's Common Stock outstanding on December 31, 1999 and calculated pursuant to Rule 13d-3(d)(1)). Nothing herein, however, shall be deemed to be an admission by Cenex Harvest States as to the beneficial ownership of any of Issuer's Common Stock that is subject to the Option or the Voting and Proxy Agreements, and Cenex Harvest States disclaims beneficial ownership of such shares.

         (b) Cenex Harvest States has sole voting power and sole disposition power as to the shares of Issuer's Common Stock currently owned. Cenex Harvest States would have sole voting power and sole dispositive power as to the shares of Issuer's Common Stock that could be acquired pursuant to the terms of Issuer's Preferred Stock. Cenex Harvest States will have the sole power to vote and dispose of the 2,045,504 shares of the Issuer's Common Stock for which it may be deemed beneficial owner should it become entitled and elect to exercise the Option. Cenex Harvest States has shared power to direct the voting of the 1,507,000 shares subject to the Voting and Proxy Agreements, and no power to dispose of such shares. No other person is known to have or share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (c) Except for the transactions reported on this Amendment No. 4 to the
Schedule 13D, no transactions with respect to the Issuer's Common Stock have been effected during the past 60 days by Cenex Harvest States or, to the best knowledge of Cenex Harvest States, by any executive officer or director of Cenex Harvest States.

         (d) No other person (other than the Issuer stockholders who have signed a Voting and Proxy Agreement in the case of the shares covered by such stockholder's Voting and Proxy Agreement) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 for a description of the Option, the Merger Agreement and the Voting and Proxy Agreements.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1--Agreement of Merger
         Exhibit 2--Form of Voting and Proxy Agreement

Signature
---------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

Date:    January 5, 2000

                                    CENEX HARVEST STATES COOPERATIVES



                                    By /s/ John Schmitz
                                       -----------------------------------------
                                       John Schmitz
                                       Senior Vice President and Chief
                                       Financial Officer


EXHIBIT INDEX

     Exhibit 99.1      Agreement of Merger
     Exhibit 99.2      Form of Voting and Proxy Agreement